UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Oi S.A.

(formerly known as Brasil Telecom S.A.)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Luiz Otávio Mourão, Executive Director

AG Telecom Participações S.A.

Praia de Botafogo 300, 4th floor, sala 401 (parte)

Botafogo, Rio de Janeiro, RJ, Brazil 22250-040

Tel: +55 21 2211-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 104

1.	Name of Reporting Person Andrade Gutierrez Telecomunicações LTDA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,082,518(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 297,082,518(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,082,518(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%(1)
14.	Type of Reporting Person (See Instructions) CO; HC

(1)	Calculated giving effect to the settlement of the Corporate Reorganization described in Item 4 hereof assuming no exercise of the withdrawal rights available to shareholders of TNL or Telemar (each as defined in Item 2 hereof). Although each phase of the Corporate Reorganization was approved by the shareholders of the relevant companies on February 27, 2012, the settlement of these transactions and the issuance of the new shares of Oi S.A. in these transactions is not expected to occur prior to April 9, 2012.

CUSIP No. 670851 104

1.	Name of Reporting Person Pasa Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,532,729(1)
	8.	Shared Voting Power 290,549,789(1)
	9.	Sole Dispositive Power 6,532,729(1)
	10.	Shared Dispositive Power 290,549,789(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,082,518(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%(1)
14.	Type of Reporting Person (See Instructions) CO; HC

(1)	Calculated giving effect to the settlement of the Corporate Reorganization described in Item 4 hereof assuming no exercise of the withdrawal rights available to shareholders of TNL or Telemar (each as defined in Item 2 hereof). Although each phase of the Corporate Reorganization was approved by the shareholders of the relevant companies on February 27, 2012, the settlement of these transactions and the issuance of the new shares of Oi S.A. in these transactions is not expected to occur prior to April 9, 2012.

CUSIP No. 670851 104

1.	Name of Reporting Person AG Telecom Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,532,729(1)
	8.	Shared Voting Power 290,549,789(1)
	9.	Sole Dispositive Power 6,532,729(1)
	10.	Shared Dispositive Power 290,549,789(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 297,082,518(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.7%(1)
14.	Type of Reporting Person (See Instructions) CO; HC

(1)	Calculated giving effect to the settlement of the Corporate Reorganization described in Item 4 hereof assuming no exercise of the withdrawal rights available to shareholders of TNL or Telemar (each as defined in Item 2 hereof). Although each phase of the Corporate Reorganization was approved by the shareholders of the relevant companies on February 27, 2012, the settlement of these transactions and the issuance of the new shares of Oi S.A. in these transactions is not expected to occur prior to April 9, 2012.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the common shares, no par value (the “Common Shares”), of Oi S.A. (formerly known as Brasil Telecom, S.A. (“Brasil Telecom”)), a corporation (sociedade anônima) organized under the laws of the federative Republic of Brazil (“Brazil”), which has its principal executive offices located at Rua General Polidoro, No. 99, 5th floor, Botafogo, 22280-001 Rio de Janeiro, RJ, Brazil (the “Issuer”).

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed jointly on behalf of each of Andrade Gutierrez Telecomunicações LTDA (“AGT”), Pasa Participações S.A. (“Pasa”) and AG Telecom Participações S.A. (“AG Telecom” and together with AGT and Pasa, the “Reporting Persons”). The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit 99.1.

AGT is a corporation (sociedade limitada) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The Andrade Gutierrez Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil. The principal office of AGT is located at Av. do Contorno nº 8.123, Sala 05, Cidade Jardim, em Belo Horizonte–MG, CEP 30110-937, Brazil.

Pasa is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of Pasa is located at Av. do Contorno nº 8.123, Cidade Jardim, em Belo Horizonte–MG, CEP 30110-937, Brazil.

AG Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of AG Telecom is located at Praia de Botafogo nº 300, sala 401 (parte), Botafogo, CEP 22250-040, Rio de Janeiro/RJ, Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided in Exhibit 99.2, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons are shareholders of Telemar Participações S.A. (“TmarPart”) which acquired the Common Shares that are the subject of this Statement through (i) the merger of Brasil Telecom Participações S.A. (“Brasil Telecom Holding”) with and into Brasil Telecom, which was approved by the shareholders of Brasil Telecom and Brasil Telecom Holding on September 30, 2009, and (ii) several prior transactions involving Coari Participações S.A. (“Coari”) described in detail below.

Coari was a holding company that Telemar Norte Leste S.A. (“Telemar”), a direct subsidiary of Tele Norte Leste Participações S.A. (“TNL” and together with Coari, Telemar and the Issuer, the “Oi Companies”), which in turn was a direct subsidiary of TmarPart, acquired in December 2003, for the purpose of acquiring stakeholdings, as a partner or shareholder, in other companies, both commercial and civil, within Brazil or abroad. As of September 30, 2009, Coari’s principal assets consisted of shares of Brasil Telecom and Brasil Telecom Holding.

Coari started its operations on April 25, 2008, when it acquired Copart 1 Participações S.A. (“Copart 1”) and Copart 2 Participações S.A. (“Copart 2”). Copart 1 was a holding company that was incorporated in January 2008. Copart 2 was a holding company that was incorporated in October 2007. Prior to April 25, 2008, neither Copart 1 nor Copart 2 had any assets or operations.

Between April 25, 2008 and June 17, 2008, Coari acquired:

•

through its subsidiary Copart 1, 55,819,400 preferred shares of Brasil Telecom Holding, representing 24.3% of the outstanding preferred shares of Brasil Telecom Holding and 15.4% of the share capital of Brasil Telecom Holding, for an aggregate purchase price of R$1,425 million in transactions conducted over the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros, the “BOVESPA”), and

•

through its subsidiary Copart 2, 45,590,200 preferred shares of Brasil Telecom, representing 15.3% of the outstanding preferred shares of Brasil Telecom and 8.3% of the share capital of Brasil Telecom, for an aggregate purchase price of R$898 million in transactions conducted over the BOVESPA.

On July 22, 2008, Coari acquired:

•

through a public tender offer made by its subsidiary Copart 1, 20,826,442 preferred shares of Brasil Telecom Holding, representing 9.1% of the outstanding preferred shares of Brasil Telecom Holding and 5.7% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$635 million, and

•

through a public tender offer made by its subsidiary Copart 2, 13,366,365 preferred shares of Brasil Telecom, representing 4.5% of the outstanding preferred shares of Brasil Telecom and 2.4% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$313 million.

As of December 31, 2008, (1) Copart 1 held 21.1% of the total share capital of Brasil Telecom Holding, and (2) Copart 2 held 10.5% of the total share capital of Brasil Telecom. All of the shares of Brasil Telecom Holding and Brasil Telecom held by Copart 1 and Copart 2 at that time were non-voting preferred shares.

On January 8, 2009, Coari’s subsidiary Copart 1 acquired all of the outstanding shares of Invitel S.A. (“Invitel”), and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel for an aggregate purchase price of R$5,371 million. At that time, Invitel owned 100% of the outstanding shares of Solpart Participações S.A. (“Solpart”), which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of Brasil Telecom’s outstanding share capital, including 99.1% of Brasil Telecom’s outstanding voting share capital. As a result of this acquisition, Coari acquired indirect control of Brasil Telecom Holding and Brasil Telecom.

On June 23, 2009, Coari acquired:

•

through a public tender offer made by its subsidiary Copart 1, 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and

•

through a public tender offer made by its subsidiary Copart 2, 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

On July 31, 2009, Coari undertook the transactions described below to eliminate the intermediate holding companies in Coari’s ownership structure of Brasil Telecom Holding and Brasil Telecom:

•	Invitel merged with and into Solpart, with Solpart as the surviving company;

•	Solpart merged with and into Copart 1, with Copart 1 as the surviving company;

•	Copart 1 merged with and into Brasil Telecom Holding, with Brasil Telecom Holding as the surviving company; and

•	Copart 2 merged with and into Brasil Telecom, with Brasil Telecom as the surviving company.

As a result of these transactions, Brasil Telecom Holding became a direct subsidiary of Coari.

On September 30, 2009, the shareholders of each of Brasil Telecom and Brasil Telecom Holding approved a merger (incorporação) under Brazilian law of Brasil Telecom Holding with and into Brasil Telecom, with Brasil Telecom as the surviving company. Pursuant to the merger:

•

each issued and then outstanding common share of Brasil Telecom Holding (other than any common shares held by shareholders seeking withdrawal of their common shares) was converted automatically into 1.2190981 common shares of Brasil Telecom;

•

each issued and then outstanding preferred share of Brasil Telecom Holding was converted automatically into 0.1720066 common shares of Brasil Telecom and 0.9096173 preferred shares of Brasil Telecom; and

•	all issued and then outstanding shares of Brasil Telecom held by Brasil Telecom Holding were cancelled.

As a result of the merger, Brasil Telecom became a direct subsidiary of Coari and Brasil Telecom Holding ceased to exist.

ITEM 4. PURPOSE OF TRANSACTION

The merger of Brasil Telecom Holding with and into Brasil Telecom described in Item 3 was the first step in a proposed corporate reorganization that Telemar and its subsidiaries that control Brasil Telecom expected to undertake to reorganize Telemar’s interests in Brasil Telecom. That corporate reorganization was expected to be accomplished through three transactions that were to occur consecutively and would have cumulatively resulted in the conversion of the publicly held shares of Brasil Telecom Holding and Brasil Telecom into shares of Telemar: (1) the merger of Brasil Telecom Holding with and into Brasil Telecom, which was effectively completed on September 30, 2009, (2) a merger of shares (incorporação de ações) under Brazilian law in which shares of Coari, a wholly owned subsidiary of Telemar, would have been issued in exchange for shares of Brasil Telecom, other than shares of Brasil Telecom held directly by Coari, and (3) a merger (incorporação) under Brazilian law of Coari with and into Telemar, with Telemar as the surviving company.

On December 1, 2009, the Oi Companies announced the terms of the Coari share exchange. On January 14, 2010, the Oi Companies announced that they had decided to postpone the Coari share exchange, because the proposed exchange ratio for the subsequent merger of Coari into Telemar that had been announced on April 25, 2008 did not consider the effects of an increase of the provision for contingencies related to certain civil claims against Brasil Telecom in the gross amount of R$1,290 million, which Brasil Telecom was required to recognize in its financial statements for the year ended December 31, 2009.

On March 25, 2010, TNL and Telemar announced that the board of directors of Telemar had approved new exchange ratios for the merger of Coari into Telemar, adjusted to reflect the modification of the provision for contingencies related to certain civil claims against Brasil Telecom. On April 22, 2010, the board of directors of Brasil Telecom approved the new exchange ratios for the merger of Coari into Telemar, subject to the approval of the non-controlling holders of common and preferred shares of Brasil Telecom.

On June 16, 2010, the Oi Companies announced that at the general shareholders meeting of Brasil Telecom held on that date to consider the new exchange ratios for the merger of Coari into Telemar, the non-controlling holders of common and preferred shares of Brasil Telecom did not approve the new exchange ratios, and that, as a result, the remaining steps of the proposed corporate reorganization were indefinitely suspended.

On April 5, 2011, TmarPart began internal discussions regarding a new proposal to simplify the corporate structure of the Oi Companies. TmarPart engaged financial advisors and legal advisors during April 2011 to assist them in evaluating potential alternative corporate structures. These internal discussions continued during April and May 2011, becoming more frequent during May 2011. During April and May 2011, TNL and its subsidiaries provided information regarding the operations and financial condition of TNL and its subsidiaries to TmarPart to assist in evaluating such proposal.

As a result of these discussions, TmarPart publicly announced the proposed corporate reorganization (the “Corporate Reorganization”) on May 24, 2011. The Corporate Reorganization was effectively completed on February 27, 2012 and consisted of the following steps:

•

a split-off and share exchange under Brazilian law in which (1) Telemar transferred the shares of Coari that Telemar owned to Coari, (2) Coari assumed a portion of the liabilities of Telemar, (3) the common and preferred shares of Telemar (other than the shares of holders who exercise their withdrawal rights with respect to such shares) will be exchanged for newly issued common and preferred shares of Coari upon the termination of the period for exercise of withdrawal rights, and (4) Coari retained the Telemar shares exchanged for Coari shares and as a result, Telemar became a wholly-owned subsidiary of Coari;

•	the merger of Coari into Brasil Telecom, resulting in Coari ceasing to exist and Telemar becoming a wholly-owned subsidiary of Brasil Telecom; and

•	the merger of TNL into Brasil Telecom, resulting in TNL ceasing to exist.

In connection with the Corporate Reorganization, on February 24, 2012, TmarPart exchanged all of the class A preferred shares of Telemar that it owned for common shares of TNL held by Jereissati Telecom S.A. (“Jereissati Telecom”), Andrade Gutierrez S.A. (“AG”) and Bratel Brasil S.A. (“Bratel”), each a shareholder of TmarPart, in order to ensure that upon the completion of the Corporate Reorganization, TmarPart retained the voting control of Brasil Telecom in order to comply with the legal and regulatory obligations of TmarPart to ANATEL.

In connection with the Corporate Reorganization, Brasil Telecom issued and distributed redeemable shares of Brasil Telecom to holders of Brasil Telecom shares prior to the mergers of Coari and TNL into Brasil Telecom and redeemed those shares for cash immediately following their issuance. In addition, Brasil Telecom was renamed Oi S.A.

The Corporate Reorganization was undertaken to:

•

simplify the corporate structure of the Oi Companies, which was extremely complex and included three publicly-held companies with seven different classes of publicly-traded shares, and simplify the corporate governance of the Oi Companies by consolidating the shareholder bases of the Oi Companies in one public company with two classes of shares that will be traded in Brazil and abroad;

•

reduce operational, administrative and financial costs following the consolidation of the general management of the Oi Companies, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

•	align the interests of the shareholders of the Oi Companies;

•	enhance the liquidity of the shares of Brasil Telecom; and

•

eliminate the costs of separate listings of the shares of TNL, Telemar and Brasil Telecom, as well as those costs arising from separately complying with the public disclosure requirements applicable to TNL, Telemar and Brasil Telecom.

Other than as described in this statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons, however, retain their rights to acquire additional Shares, to sell some or all of the Shares or to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of February 27, 2012, based solely on information provided by TmarPart, the total number of issued and outstanding Common Shares is 574,361,692 and TmarPart beneficially owns, and has the sole power to vote and dispose of, 290,549,789 Common Shares, representing 50.6% of the issued and outstanding Common Shares, giving effect to the settlement of the Corporate Reorganization described in Item 4 hereof assuming no exercise of the withdrawal rights available to shareholders of TNL or Telemar and excluding 24,646,937 Common Shares held in treasury. Although each phase of the Corporate Reorganization was approved by the shareholders of the relevant companies on February 27, 2012, the settlement of these transactions and the issuance of the new shares of Oi S.A. in these transactions is not expected to occur prior to April 9, 2012. The numbers of shares held by individuals and entities, as well as the percentages of the issued and outstanding Common Shares owned by those individuals and entities, as reported in this Item 5, similarly give effect to the settlement of the Corporate Reorganization described in Item 4 hereof assuming no exercise of the withdrawal rights available to shareholders of TNL or Telemar.

(a) & (b)	As of February 27, 2012, AG Telecom directly owns 6,532,729 Common Shares and owns 565,880,376 common shares of TmarPart, representing 19.4% of the issued and outstanding common shares of TmarPart. However, pursuant to the shareholders’ agreements described in Item 6 of this Statement, AG Telecom may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. AG Telecom disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

The numbers of Common Shares beneficially owned as of February 27, 2012, by directors and executive officers of AG Telecom are set forth below. AG Telecom disclaims beneficial ownership of such Common Shares beneficially owned by such directors and executive officers.

AG Telecom directors and executive officers:	Number of Common Shares held
Otávio Marques de Azevedo	53
Luiz Otávio Mourão	0
Shakhaf Wine	0

As of February 27, 2012, Pasa does not directly own any Common Shares and owns all of the common shares of AG Telecom. As discussed above, AG Telecom directly owns 6,532,729 Common Shares and may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. Pasa disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

The numbers of Common Shares beneficially owned as of February 27, 2012, by directors and executive officers of Pasa are set forth below. Pasa disclaims beneficial ownership of such Common Shares beneficially owned by such directors and executive officers.

Pasa directors and executive officers:	Number of Common Shares held
Otávio Marques de Azevedo	53
Luiz Otávio Mourão	0
Shakhaf Wine	0

As of February 27, 2012, AGT does not directly own any Common Shares and owns 65% of the outstanding common shares of Pasa, which owns all of the common shares of AG Telecom. As discussed above, AG Telecom directly owns 6,532,729 Common Shares and may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. AGT disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares. In addition, AGT’s indirect parent, AG, directly owns 137,915 Common Shares, representing less than 0.1% of the issued and outstanding Common Shares.

The numbers of Common Shares beneficially owned by directors and executive officers of AGT are set forth below. AGT disclaims beneficial ownership of such Common Shares beneficially owned by such directors and executive officers.

AGT directors and executive officers:	Number of Common Shares held

Otávio Marques de Azevedo	53

Luiz Otávio Mourão	0

In addition, pursuant to the shareholders’ agreements described in Item 6 of this Statement, the Reporting Persons may be deemed to be members of a group, with Jereissati Telecom, EDSP75 Participações S.A. (“EDSP75”), LF Tel S.A. (“LF Tel”), Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) and Bratel (collectively, the “Potential Group Members”), which shares the power to vote and the power to dispose of the Common Shares beneficially owned by TmarPart. Each of the Reporting Persons disclaims membership in any such group. Pursuant to the Pasa Shareholders’ Agreement described in Item 6 of this Statement, AGT may be deemed to be a member of a group, with Bratel, which shares the power to vote and the power to dispose of the Common Shares beneficially owned by AG Telecom. AGT disclaims membership in any such group.

The following information with respect to the Potential Group Members is based solely on information provided by TmarPart.

Jereissati Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The Jereissati Group partially owns and manages 14 shopping malls in the Southern and Southeastern regions of Brazil. The principal office of Jereissati Telecom is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

EDSP75 is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The principal office of EDSP75 is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

LF Tel is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The principal office of LF Tel is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

Portugal Telecom is a limited liability holding company organized under the laws of the Portuguese Republic principally engaged, through its subsidiaries, in providing telecommunications services. The principal executive offices of Portugal Telecom are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

Bratel Brasil is a corporation organized under the laws of the Federative Republic of Brazil principally engaged, through its subsidiaries, in managing the investment of Portugal Telecom in Oi S.A. The principal executive offices of Bratel Brasil are located at Rua Cubatao, 320, 4th floor, São Paulo, Brazil.

To the knowledge of the Reporting Persons, based solely on information provided by TmarPart, during the last five years, none of the Potential Group Members has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

TmarPart Shareholders’ Agreements

On April 25, 2008, TmarPart’s shareholders entered into two shareholders’ agreements: (1) the Shareholders’ Agreement among AG Telecom, LF Tel, Asseca Participações S.A. (“Asseca”), BNDES Participações S.A. (“BNDESPar”), Fiago Participações S.A. (“Fiago”), and Fundação Atlântico de Seguridade Social (“FASS”) as parties, with TmarPart, PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), PETROS – Fundação Petrobrás de Seguridade Social (“PETROS”), FUNCEF – Fundação dos Economiários Federais (“FUNCEF”) and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties (the “Global Shareholders’ Agreement”) and (2) the Shareholders’ Agreement among AG Telecom, LF Tel, Asseca and FASS as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties (the “Control Group Shareholders’ Agreement”).

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to LF Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A., with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

In July 2009, Fiago distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. As a result of this distribution, Fiago is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement.

On January 25, 2011, TmarPart’s shareholders amended the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement to reflect the acquisition of voting shares of TmarPart by Bratel and to increase the quorum requirements to hold pre-meetings and approve certain designated matters. These amendments were effective as of March 28, 2011. The amendment to the Global Shareholders’ Agreement was entered into among AG Telecom, BNDESPar, PREVI, FASS, FUNCEF, PETROS, LF Tel and Bratel, as parties, with TmarPart and Portugal Telecom, as intervening parties. The amendment to the Control Group Shareholders’ Agreement was entered into among AG Telecom, LF Tel and FASS, as parties, with TmarPart, as intervening party.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries (including any renewals thereto). The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TmarPart, Telemar and Brasil Telecom and each of TmarPart’s other subsidiaries that have annual net operating revenues equal to or greater than R$100 million (the “controlled subsidiaries”):

•	AG Telecom, LF Tel, and FASS will together have the right to designate a majority of the members of the board of directors of TmarPart and each of the other controlled subsidiaries;

•

each increment of 7% of the voting share capital of TmarPart held by each party to the Global Shareholders’ Agreement will entitle that party to designate one member of the board of directors of TmarPart and each of the other controlled subsidiaries and his or her alternate;

•

in addition, so long as it holds at least 7% of the voting share capital of TmarPart, Bratel will be entitled to designate one member of the board of directors of TmarPart and his or her alternate, from the directors and executive officers of Portugal Telecom;

•

each increment of 7% of the voting share capital of TmarPart held by BNDESPar, PREVI, PETROS and FUNCEF will entitle that party to designate one member of the board of directors of TmarPart and each of the controlled subsidiaries and his or her alternate;

•	PREVI, PETROS and FUNCEF will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above;

•

Bratel, BNDESPar, PREVI, PETROS and FUNCEF will have the right to designate one member of the board of directors of any other subsidiary of TNL, provided that AG Telecom, LF Tel, and FASS have designated members to such board of directors;

•

AG Telecom, LF Tel, BNDESPar, Bratel, FASS, PREVI, PETROS, and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries;

•	the chief executive officer of TNL will select the other executive officers of TNL;

•	the chief executive officer of TNL in conjunction with the chief executive officer of each of the other controlled subsidiaries will select the other executive officers of that controlled subsidiary;

•	BNDESPar, PREVI, PETROS, and FUNCEF collectively have the right to designate one member to the Fiscal Council of each of the controlled subsidiaries;

•

AG Telecom, LF Tel, BNDESPar, Bratel, FASS, PREVI, FUNCEF and PETROS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of TNL and the other controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings; and

•

approval of certain matters be subject to the supermajority vote of the shareholders (for instance, among other things, approval of changes to the bylaws of TmarPart or to the bylaws of any of its material subsidiaries, approval of donation policies, approval of investments of any kind not specifically foreseen in the budgets in excess of R$50 million and certain other matters are subject to a 75% majority; approval of, and amendments to, the annual budget of TmarPart and its material subsidiaries, capital reduction or increases, the issue of securities, proposals to pay or distribute dividends or interest on shareholders’ equity in amounts below 25% of the net income, selection of auditors and certain other matters are subject to a 77% majority; sale or creation of any liens on the shares issued by the material subsidiaries, or the issue of convertible securities, the adoption of any procedure that would cause TmarPart to lose control of the material subsidiaries, any merger or spin off transaction involving TmarPart or any of its material subsidiaries and certain other matters are subject to a 87.4% majority.

Under the Global Shareholders’ Agreement, each of the shareholders party to it has agreed:

•

not to enter into other shareholders’ agreements with respect to its TmarPart shares, other than (1) the Global Shareholders’ Agreement, (2) the Control Group Shareholders’ Agreement and (3) the shareholders’ agreement entered into among Bratel, AGT and Jereissati Telecom;

•

not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement or the shareholders’ agreement entered into among Bratel, AGT and Jereissati Telecom without the consent of all parties to the Global Shareholders’ Agreement;

•

to grant a right of first refusal and tag-along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares, except that FASS must grant the right of first refusal for its TmarPart shares to AG Telecom and LF Tel, (ii) any sale of TmarPart shares among PREVI, PETROS and FUNCEP is not subject to the right of first refusal and (iii) PREVI, PETROS and FUNCEF must grant the right of first refusal for their TmarPart shares to BNDESPar;

•

that the other parties to the Global Shareholders’ Agreement have the right to sell, and Bratel has the obligation to buy, up to all of the other parties’ shares of TmarPart in the event that Bratel acquires control of TmarPart;

•

to offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder, including, without limitation, in the event that Bratel acquires control of AG Telecom or LF Tel; and

•	that the other shareholders have the right to purchase all of Bratel’s TmarPart shares in the event of a change of control of Portugal Telecom.

Control Group Shareholders’ Agreement

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Under the Control Group Shareholders’ Agreement, each of the parties has agreed:

•

to hold pre-meetings between themselves prior to the pre-meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

•	that any TmarPart shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to this agreement; and

•

that if a party to the Control Group Shareholders’ Agreement sells all or part of its TmarPart shares to another party or to a third party, the purchaser(s) and the selling party, as the case may be, will be considered one voting block for the purposes of the Control Group Shareholders’ Agreement (even if the purchaser(s) is/are already a party to the agreement) and that such voting block will hold pre-meetings prior to the meetings of the parties to the Control Group Shareholders’ Agreement.

The description of the terms of the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement contained herein is a summary only and is qualified in its entirety by the terms of the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement and the amendments thereto, which are filed as Exhibits 99.3, 99.4, 99.5 and 99.6 to this Schedule 13D and are incorporated herein by reference.

Pasa Participações S.A. and EDSP75 Shareholders’ Agreements

On January 25, 2011, Jereissati Telecom entered into a shareholders’ agreement in relation to EDSP75 (the “EDSP75 Shareholders’ Agreement”) with Bratel, with EDSP75, LF Tel, Pasa, AGT, AG Telecom and Portugal Telecom as intervening parties. On January 25, 2011, the Reporting Persons entered into the shareholders’ agreement in relation to Pasa (the “Pasa Shareholders’ Agreement”), between Bratel and AGT as intervening parties along with Pasa, AG Telecom, and Portugal Telecom. The initial terms of these shareholders’ agreements expire on April 25, 2048 but may be extended for successive periods of 10 years with the consent of each of the parties.

These shareholders’ agreements are intended to coordinate the corporate governance of Pasa and EDSP75 and streamline the decision-making process between the Reporting Persons, AGT and Portugal Telecom in connection with the TmarPart. These shareholders’ agreements provide that, among other things:

•

pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement; and

•	approval of certain matters are subject supermajority vote of the shareholders, including:

•	approval of, and amendments to, the annual budget of Pasa, EDSP75, AG Telecom and LF Tel are subject to an 83% majority vote;

•

the entering by Pasa, EDSP75, AG Telecom or LF Tel into any loan agreements in excess of R$50 million, or the entering into any agreement imposing a pecuniary obligation on Pasa, EDSP75, AG Telecom or LF Tel in excess of R$50 million, or the granting of any guarantees by Pasa, EDSP75, AG Telecom or LF Tel in excess of R$50 million, are subject to a 90% majority vote; and

•

any amendments to the Global Shareholders’ Agreement or the issuance of preferred shares by Pasa, EDSP75, AG Telecom or LF Tel, the approval of any decision subject to supermajority vote under the Global Shareholders’ Agreement (defined as a “material decision” under the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement, among other matters, are subject to the unanimous vote of the shareholders.

These shareholders’ agreements also contemplate:

•	rights of first offer to the shareholders with respect to the transfer of the shares issued by Pasa and EDSP75;

•	tag-along rights for the benefit of Portugal Telecom in case of the sale of Pasa and EDSP75 shares by AGT or Jereissati Telecom, as the case may be;

•	a general restriction on the sale of the shares issued by Pasa and EDSP75 by AGT or Jereissati Telecom, as the case may be, to competitors of Portugal Telecom; and

•

a general right to PREVI, PETROS, FUNCEF and BNDESPAR, while they remain shareholders of TmarPart, or to any third parties which may acquire the shares held by these companies in TmarPart, to substitute AGT or Jereissati Telecom in the exercise of their preemptive rights under the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement Portugal Telecom or one of its subsidiaries sells its shares in Pasa and/or EDSP75.

The description of the terms of the EDSP75 Shareholders’ Agreement and the Pasa Shareholders’ Agreement contained herein is a summary only and is qualified in its entirety by the terms of the EDSP75 Shareholders’ Agreement and the Pasa Shareholders’ Agreement, which are filed as Exhibits 99.7 and 99.8 to this Schedule 13D and are incorporated herein by reference.

Other than as disclosed in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to the Common Shares.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated February 27, 2012.

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.5	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487).

Exhibit 99.6	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.7	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

Exhibit 99.8	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom (formerly known as La Fonte Telecom S.A.), Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2012

Andrade Gutierrez Telecomunicações Ltda.

By:	/s/ Otávio Marques de Azevedo
Name: Otávio Marques de Azevedo
Title: Executive Officer

By:	/s/ Luiz Otávio Mourão
Name: Luiz Otávio Mourão
Title: Executive Officer

Pasa Participações S.A.

By:	/s/ Otávio Marques de Azevedo
Name: Otávio Marques de Azevedo
Title: Executive Officer

By:	/s/ Shakhaf Wine
Name: Shakhaf Wine
Title: Executive Officer

AG Telecom Participações S.A.

By:	/s/ Otávio Marques de Azevedo
Name: Otávio Marques de Azevedo
Title: Executive Officer

By:	/s/ Shakhaf Wine
Name: Shakhaf Wine
Title: Executive Officer